SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: August 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X              Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                       No      X

Attached:

-	Adecco increases Sales and Profit in Q2, Net income grows to EUR 100 mn

Press Release

Adecco increases Sales and Profit in Q2

Net Income grows to EUR 100 million

Q2 2005 Highlights (Q2 05 vs. Q2 04):

•	Revenues of EUR 4.5 billion, up 6% (8% in constant currency)

•	Operating income of EUR 157 million, up 38% (11% on an underlying basis1)

•	Net income of EUR 100 million, up 5%; EPS of EUR 0.54 (2004: EUR 0.51)

•	Gross margin decrease of 10 bps at Adecco Group, stable on an underlying basis;

•	Branch openings in growth markets, e.g. Germany and Japan; +370 over 1 year to over 6,500

•	Permanent placement revenues increase by 23%

•	Altedia and Humangroup acquisitions completed

H1 2005 Highlights (H1 05 vs. H1 04):

•	Revenues of EUR 8.6 billion up 7% (8% in constant currency)

•	Gross margins stable at 16.7% at group level

•	Operating income margin up to 3.1% (H1 2004: 2.1%)

•	Net income of EUR 163 million, up 31% (H1 2004: EUR 125 million)

•	Tax rate down to 30% from 36%

Chéserex, Switzerland – August 17, 2005: The Adecco Group, the worldwide leader in Human Resource services, today announces results for the second quarter 2005.

Jérôme Caille, Adecco Group Chief Executive Officer, said: “In this quarter, we have delivered worldwide sales growth in line with the general staffing market, although in the US we have consciously decided to focus on profitability rather than revenue growth. We are pleased with our performance in finance professional staffing services as well as in some key countries, including UK, Japan, Switzerland, and Nordics where we grew significantly faster than the market. Our slightly lower gross margin in comparison to last year mainly resulted from a provision release in France in 2004. The underlying gross margin was stable, supported by our achievements at Adecco US, continued growth in our permanent placement business, and the Altedia acquisition.”

“We delivered EUR 157 million operating income despite absorbing higher costs from our SOX compliance activities, while investing in the future with 2,800 additional colleagues and the opening of 370 new offices. Our global program is underway to enhance gross and operating margins, based on pricing and cost discipline, improved balance of global contracts and local accounts, investments in permanent placement capabilities, and further focus on client demand for specialist staff. The acquisitions of Altedia and Humangroup were important strategic steps in this direction, adding to our HR consulting and outsourcing portfolio”, said Caille.

Sales and Gross Margin

Group sales for the second quarter of 2005 were EUR 4.5 billion, an 8% increase in constant currency compared to the second quarter of 2004. Excluding the impact of currency and the acquisitions, Altedia and Humangroup, revenues grew 7%. Gross margin for the quarter was at 16.7%. This compares to 16.5% excluding provision releases in France in the same period last year. Gross margins improved in both key business divisions in constant currency: Adecco Staffing added, on an underlying basis, 10 bps (14.8% vs. 14.7%), and Ajilon 20 bps (24.8% vs. 24.6%). The negative

[1]	Underlying figures are adjusted in 2004 for change in estimate of French payroll liability provisions, one-time items associated with the 2003 financial reporting and for currency; in 2005 for acquisitions.

business mix effect of lower Career Services division revenues was compensated by the Altedia acquisition, which added 20 bps to the group’s gross margin.

Operating Costs

Operating costs as a percentage of sales were reduced to 13.3% (2004: 14.1%) in the second quarter principally due to elimination of costs associated with the financial reporting delay (2004: EUR 41 million). On an underlying basis, Q2 2005 operating costs increased by 6%, which is 10 bps below last year as a percentage of sales, as 6% of offices were added to the network and 2,800 additional staff (10%) were hired to support the growing demand in permanent placement and to develop the business with local accounts. In addition, Altedia and Humangroup added 170 offices and 1,300 staff.

Operating Income

Operating income for the second quarter of 2005 was EUR 157 million, an increase of 38% compared to the second quarter of 2004. Operating income margin improved by 80 bps to 3.4% in the second quarter (2004: 2.6%). Last year’s operating income was impacted by the costs of the 2003 financial reporting delay as well as provisions released in France. On an underlying basis, operating income improved by 11% in constant currency. This is equivalent to a 10 bps year-on-year operating margin enhancement.

Interest and Other expenses

Interest and other expenses were EUR 16 million in the second quarter, EUR 4 million more than in the same quarter last year. The quarter was negatively impacted by increased USD hedging costs. The successful renegotiation of the revolving credit facility is expected to lower interest expense by EUR 1 million per annum going forward. Combined with lower hedging costs, the group now anticipates interest and other expenses of EUR 58 million for the full year 2005.

Provision for Income Taxes

The effective tax rate for the second quarter was 28% compared with 36% last year. This decrease in the second quarter 2005 effective tax rate mainly reflected the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit. Additionally, during the second quarter, the group had a EUR 4 million benefit resulting from successful tax audit closures. For the full year, Adecco expects an effective tax rate of 31%.

Net Income and EPS

Net income was up 5% to EUR 100 million (2004: EUR 95 million) in the second quarter 2005. In 2004 the costs of the 2003 financial reporting delay and the income from the disposal of jobpilot approximately offset each other. Basic EPS was EUR 0.54 for 2005 (EUR 0.51 for 2004).

Balance Sheet, Cash-flow, and Net Debt2

The group generated EUR 66 million of operating cash flow in the first six months of the year, compared with EUR 33 million in the same period last year. The additional week at year end of fiscal year 2004 had a negative impact on operating cash flow in the first half of 2005. Net debt increased by EUR 307 million to EUR 606 million at the end of the first half year mainly because of the following: purchase of Altedia for EUR 88 million (net of cash acquired) in the first quarter and of Humangroup in the second quarter for EUR 57 million (net of cash acquired); dividend payments of EUR 79 million; and purchase of Adecco shares for a total of EUR 59 million.

Currency Impact3

Currency fluctuations in the second quarter reduced reported sales growth by 2% and operating income growth by 4%, principally due to the strengthening of the Euro against US Dollar and Japanese Yen.

[2]	Net debt is a non-US GAAP measure and comprises short-term and long-term debt as well as off balance sheet debt less cash and cash equivalents and short-term investments. The off balance sheet debt relates to the sale of receivables from Humangroup (EUR 14 million).

[3]	All percentage comparisons are expressed in Euro unless stated otherwise

Divisional performance

General Staffing

During the quarter the division contributed EUR 4.0 billion or 88% of group revenues and 83% of total operating income generated by operating units. The 10 geographical regions discussed below account for over 90% of the division’s revenues. Overall, Adecco Staffing achieved revenue growth in constant currency of 7% for the quarter. The division’s operating income rose 1% at constant currency, which represents an operating margin of 3.9%.

Q2 2005 sales and sales growth at constant currency rates (‘CR’) for key Adecco Staffing business units were as follows:

	Sales
	(EUR million)	(% variance at CR)
Adecco France	1,563	4%
Adecco North America	656	-5%
Adecco Japan	326	14%
Adecco Italy	264	7%
Adecco Iberia[4]	205	27%
Adecco Benelux	196	10%
Adecco UK	194	11%
Adecco Nordics	131	40%
Adecco Switzerland	93	22%
Adecco Germany	85	10%

Adecco Staffing continued with its investment program in new offices, leading with key expanding markets such as Germany, Japan, and the UK. The acquisition of Humangroup was completed in the quarter, expanding Adecco’s outsourcing capabilities in Iberia.

In the US, the division continued its focus on profitable accounts which lowered revenues by 6% in constant currency, however this was offset by strong gross margin improvement of 80 bps year-on-year. In France, Adecco Staffing grew in line with the market and kept gross margins flat on an underlying basis. Initial contributions from the permanent placement business compensated for a continued tough pricing environment.

Professional Staffing

Ajilon increased sales at constant currency for the quarter by 14% to EUR 0.5 billion with a 24% increase in operating income reflecting improving gross margins and operational gearing. Ajilon represents 11% of group revenues and 14% of total operating income generated by operating units.

Q2 2005 sales and sales growth in constant currency rates (‘CR’) for key professional staffing business units were as follows:

	Sales
	(EUR million)	(% variance at CR)
Ajilon North America	192	14%
Ajilon UK	185	11%

Career Services

LHH, which represents 1% of group sales and 3% of total operating income generated by operating units, increased revenues by 36% in constant currency including two months of Altedia. On an underlying basis, the division experienced a further revenue and contribution decline of respectively 8% and 42% in the quarter reflecting general market conditions in the outplacement market. Operating margins at 12.4% remained the highest in the group, though they suffered year-on-year due to continuing lower consultant utilization. The integration of Altedia in France and Spain is proceeding in line with expectations.

[4]	Includes Humangroup one month sales of EUR 23 million

Litigation and Regulatory matters

After the pending consolidated class action complaint filed against the company and certain of its directors and officers in the United States District Court for the Southern District of California was dismissed without prejudice, the plaintiffs filed an amended complaint. The company continues to believe that there is no merit to the allegations and will continue to defend itself vigorously. The previously announced US state unemployment tax reviews and French antitrust investigation are also ongoing. As previously stated, there can be no assurance that the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on Adecco’s consolidated financial position, results of operations, or cash flows.

Outlook

The key indicators for the global staffing services market are likely to remain favourable for this year. We are committed to our objective of growth, at or above market rates. With the ongoing investment program in the business worldwide, we are confident that we can further improve margins over the medium term.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of over 32,000 employees and over 6,500 offices in 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8924

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

Cubitt Consulting

kate.martens@cubitt.com or +44 (0) 207 367 5100

There will be an audio webcast of the analyst teleconference at 1000 CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Annexes

Consolidated Statements of Operations

EUR millions

	Three months ended				Six months ended
	July 3, 2005	June 27, 2004	Variance %		July 3, 2005	June 27, 2004	Variance %
			EUR	Constant			EUR	Constant
Revenues	4,540	4,280	6%	8%	8,626	8,080	7%	8%
Direct costs of services	(3,780)	(3,561)			(7,189)	(6,734)

Gross margin	760	719	6%	8%	1,437	1,346	7%	9%
	16.7%	16.8%			16.7%	16.7%
Selling, general & administrative expenses	(602)	(605)			(1,171)	(1,172)
Amortisation of intangibles	(1)	(1)			(1)	(1)

Operating income	157	113	38%	42%	265	173	53%	57%
%	3.4%	2.6%			3.1%	2.1%
Interest and other expenses	(16)	(12)			(31)	(25)
Income applicable to minority interests	(1)	—			(1)	—
Provision for income taxes	(40)	(36)			(70)	(53)

Income from continuing operations	100	65	54%		163	95	72%
	2.2%	1.5%			1.9%	1.2%
Income from discontinued operations	—	30			—	30

Net income	100	95	5%		163	125	31%

	2.2%	2.2%			1.9%	1.5%
Basic earnings per share:
Continuing operations	0.54	0.35			0.87	0.51
Discontinued operations	—	0.16			—	0.16

Basic earnings per share	0.54	0.51			0.87	0.67
Diluted earnings per share:
Continuing operations	0.52	0.34			0.85	0.50
Discontinued operations	—	0.15			—	0.15

Diluted earnings per share	0.52	0.49			0.85	0.65
Basic weighted-average shares	187,153,755	186,986,840			187,243,094	186,986,215
Diluted weighted-average shares	195,632,137	201,457,779			195,837,960	201,542,460

Annexes

Revenues and Operating Income by Division & Geographical Segment

Q2 2005

EUR millions

	Revenues				Operating Income [1]
	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	2,782	2,557	9	9	118	123	-4	-4
North America	656	735	-11	-5	17	11	51	59
Asia Pacific	440	402	9	12	19	18	1	4
Rest of World	116	99	16	20	3	3	-21	-15

Total	3,994	3,793	5	7	157	155	0	1

Ajilon Professional
Europe	241	217	12	13	10	8	25	27
North America	192	176	9	14	13	11	24	30
Asia Pacific	63	55	15	17	3	3	-11	-9
Rest of World

Total	496	448	11	14	26	22	20	24

LHH Career Services
Europe	23	7	243	243	3	0	n.m.	n.m.
North America	27	32	-14	-8	3	6	-52	-49
Asia Pacific
Rest of World

Total	50	39	29	36	6	6	1	8

Total Operating Units	4,540	4,280	6	8	189	183	3	4

Adecco Group Summary

By Division
Adecco Staffing	3,994	3,793	5	7	157	155	0	1
Ajilon Professional	496	448	11	14	26	22	20	24
LHH Career Services	50	39	29	36	6	6	1	8

By Region
Europe	3,046	2,781	10	10	131	131	1	1
North America	875	943	-7	-2	33	28	17	23
Asia Pacific	503	457	10	13	22	21	0	3
Rest of World	116	99	16	20	3	3	-21	-15
Corporate Expenses					-31	-69
Amortisation of Intangibles
					-1	-1

Adecco Group	4,540	4,280	6	8	157	113	38	42

1)	Contribution (Operating income before amortisation) on the division level

Annexes

Revenues and Operating Income by Division & Geographical Segment

Half Year 2005

EUR millions

	Revenues				Operating Income [1]
	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	5,217	4,799	9	9	207	205	1	1
North America	1,273	1,383	-8	-3	18	13	37	43
Asia Pacific	866	766	13	16	34	24	38	41
Rest of World	219	190	15	19	6	6	6	13

Total	7,575	7,138	6	7	265	248	7	7

Ajilon Professional
Europe	467	418	12	13	18	15	18	20
North America	376	335	12	17	25	17	53	60
Asia Pacific	121	107	13	15	5	5	-3	-1
Rest of World

Total	964	860	12	15	48	37	31	35

LHH Career Services
Europe	29	14	110	110	3	1	590	594
North America	58	68	-15	-10	8	16	-51	-48
Asia Pacific
Rest of World

Total	87	82	6	11	11	17	-34	-30

Total Operating Units	8,626	8,080	7	8	324	302	7	9

Adecco Group Summary

By Division
Adecco Staffing	7,575	7,138	6	7	265	248	7	7
Ajilon Professional	964	860	12	15	48	37	31	35
LHH Career Services	87	82	6	11	11	17	-34	-30
By Region
Europe	5,713	5,231	9	9	228	221	3	3
North America	1,707	1,786	-4	0	51	46	12	17
Asia Pacific	987	873	13	16	39	29	31	34
Rest of World	219	190	15	19	6	6	6	13
Corporate Expenses					-58	-128
Amortisation of Intangibles					-1	-1

Adecco Group	8,626	8,080	7	8	265	173	53	57

1)	Contribution (Operating income before amortisation) on the division level

Annexes

Consolidated Balance Sheets

EUR millions

	July 3, 2005	January 2, 2005
Assets
Current Assets
Cash and cash equivalents	656	879
Short-term investments	183	324
Trade accounts receivable, net	3,508	3,149
Other current assets	302	260

Total current assets	4,649	4,612
Property, equipment and leasehold improvements, net	258	261
Other assets	330	364
Intangibles, net	42	8
Goodwill, net	1,411	1,196

Total assets	6,690	6,441

Liabilities
Current liabilities
Accounts payable and accrued expenses	3,283	3,025
Short-term debt and current maturities of long-term debt	710	230

Total current liabilities	3,993	3,255
Long-term debt, less current maturities	721	1,272
Other liabilities	162	139

Total liabilities	4,876	4,666

Minority interests	12	2

Shareholders’ equity
Common shares	117	116
Additional paid-in capital	2,032	2,026
Treasury stock, at cost	(60)	(1)
Accumulated deficit	(314)	(356)
Accumulated other comprehensive income / (loss), net	27	(12)

Total shareholders’ equity	1,802	1,773

Total liabilities and shareholders’ equity	6,690	6,441

Annexes

Consolidated Statements of Cash Flows

EUR millions

	Six months ended
	July 3, 2005	June 27, 2004
Cash flows from operating activities of continuing operations
Net income	163	125
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
Income from discontinued operations	—	(30)
Depreciation and amortisation	53	62
Other charges	30	30
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(199)	(311)
Accounts payable and accrued expenses	13	148
Other assets and liabilities	6	9

Cash flows from operating activities of continuing operations	66	33

Cash flows from investing activities of continuing operations
Capital expenditures, net of proceeds	(32)	(29)
Acquisition of Altedia, net of cash acquired	(88)	—
Deposit for Altedia squeeze out	(8)	—
Acquisition of Humangroup, net of cash acquired	(57)	—
Purchase of short-term investments	(162)	—
Proceeds from sale of short-term investments	304	20
Cash settlements on derivative instruments	(2)	8
Other investing activities, net	(4)	(2)

Cash flows used in investing activities of continuing operations	(49)	(3)

Cash flows from financing activities of continuing operations
Net decrease in short-term debt	(8)	(13)
Repayment of long-term debt	(101)	(34)
Dividends paid to shareholders	(79)	—
Purchase of treasury shares	(59)	—
Cash settlements on derivative instruments	(13)	14
Other financing activities, net	2	(1)

Cash flows used in financing activities of continuing operations	(258)	(34)

Net proceeds from the sale of discontinued operations	—	64
Effect of exchange rate changes on cash	18	8

Net increase / (decrease) in cash and cash equivalents	(223)	68
Cash and cash equivalents:
Beginning of period	879	565

End of period	656	633

Supplemental disclosure of non-cash investing activities:

Stock received in the sale of jobpilot	—	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 17 August 2005	By:	/s/ Jim Fredholm
Jim Fredholme
Chief Financial Officer

Dated: 17 August 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary